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Exhibit 12.1

National Mentor Holdings, Inc.

Computation of earnings to fixed charges

Amounts in thousands, except ratio of earnings to fixed charges

	Predecessor		Holdings
	Year Ended September 30,	Five Months Ended February 28,	Seven Months Ended September 30,	Year Ended September 30,			Nine Months Ended June 30,
	2000	2001	2001	2002	2003	2004	2004	2005
Earnings:
Income (loss) before provision for income taxes	1,865	(5,186)	(215)	1,816	10,404	18,606	15,939	17,988
Fixed Charges	8,515	3,496	4,911	7,575	15,809	26,825	16,882	22,592

Income (loss) before provision for income taxes and fixed charges	10,380	(1,690)	4,696	9,391	26,213	45,431	32,821	40,580
Fixed charges:
Interest expense	8,515	3,496	4,911	7,575	15,809	26,825	16,882	22,592
Ratio of earnings to fixed charges	1.2	(1)	(1)	1.2	1.7	1.7	1.9	1.8

(1)
For the five months ended February 28, 2001 and for the seven months ended September 30, 2001, earnings were insufficient to cover fixed charges by $5.2 million and $215,000, respectively.

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  Exhibit 12.1
National Mentor Holdings, Inc. Computation of earnings to fixed charges Amounts in thousands, except ratio of earnings to fixed charges